CONVERSIONPOINT HOLDINGS, INC.

840 Newport Center Drive, Suite 450

Newport Beach, CA 926608

April 8, 2019

VIA EDGAR

Jan Woo, Esq.
Legal Branch Chief
Office of Information Technologies and Services

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConversionPoint Holdings, Inc. Registration Statement on Form S-4, as amended Filed April 1, 2019 File No. 333-228857

Dear Ms. Woo:

Pursuant to Rule 461 of the United States Securities Act of 1933, as amended, ConversionPoint Holdings, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will be declared effective on April 9, 2019 at 5:00 p.m. Eastern Time. Please notify our attorney, Larry A. Cerutti, Esq., by phone at (949) 622-2710, of the date and time that the Registration Statement has been declared effective.

Very truly yours,

ConversionPoint Holdings, Inc.

By:	/s/ Robert Tallack
Robert Tallack
President and Chief Executive Officer